FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2005


                                  DryShips Inc.
                 (Translation of registrant's name into English)

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F ______

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes___ No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT



Attached hereto as Exhibit I is a copy of the press release issued by DryShips Inc. on November 28, 2005. Attached hereto as Exhibit II are the financial results of DryShips Inc. for the third quarter of 2005.

                                                                       EXHIBIT I

DRYSHIPS FILES DETAILED REPORT FOR THE THIRD QUARTER 2005

ATHENS, Greece, November 28, 2005 - DryShips Inc. (NASDAQ: DRYS) announced that after the close of the market today, Monday, November 28, 2005, it will file with the Securities and Exchange Commission (SEC) under cover of form 6-K a quarterly report that is in line with the requirements applicable to Form 10-Q for the quarterly period ended September 30, 2005.

George Economou, Chairman and CEO commented: "As a foreign issuer, DryShips is not subject to the same reporting requirements as US domestic issuers. Nevertheless, DryShips is voluntarily committed to adhere to the same high standards of reporting information regarding our company's operations and financial position as US companies. Therefore, as of today and on a quarterly basis going forward, DryShips will file reports substantially similar to those issued by US companies along the lines of the 10Q Filings."

This quarterly report can be accessed after the close of the market today on the SEC website with the Edgar Filings and also on the corporate website of DryShips, at www.dryships.com, in the investor relations section under "Quarterly and Annual Reports"

Once available, to get direct access to the filing, please click the link below or copy and paste it into your browser:
http://www.irwebpage.com/dryships/ir_reports.html
-------------------------------------------------

About DryShips Inc.
DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this Release, DryShips owns a fleet of 27 drybulk consisting 4 Capesize, 21 Panamax and 2 Handymax vessels, with a combined deadweight tonnage of approximately 2.3 million. DryShips is the second largest Panamax operator in the world.

DryShips Inc.'s common stock is listed on NASDAQ National Market where it trades under the symbol "DRYS".

                      Visit our website at www.dryships.com
-----------------------------------------------------------------------------

Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
Tel. 011-30-210-809-0570
E-mail: management@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

                                                                Exhibit II

                         DRYSHIPS INC. AND SUBSIDIARIES
                                      INDEX


PART I
1.   FINANCIAL INFORMATION AND OTHER DATA

     Consolidated Balance Sheets (unaudited) as of September 30, 2005 and December 31, 2004

     Consolidated Statements of Operations (unaudited) for the three months and nine months ended September 30, 2005 and 2004

     Consolidated Statement of Shareholders' Equity (unaudited) for the nine months ended September 30, 2005

     Consolidated Statement of Cash Flows (unaudited) for the nine months ended September 30, 2005

2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK



PART II.
1.   LEGAL PROCEEDINGS

5.   OTHER INFORMATION

1. FINANCIAL INFORMATION AND OTHER DATA

                         DRYSHIPS INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                  SEPTEMBER 30,    DECEMBER 31,
                                                     2005              2004
                                                     ----              ----
ASSETS
CURRENT ASSETS
     Cash and cash equivalents                       24,958              8,371
     Restricted cash                                      0                463
     Accounts receviable trade, net                   5,085              2,068
     Insurance claims                                    99                 13
     Due from related parties                             0             13,368
     Inventories                                        879                409
     Prepayments and advances                         4,585                718
     Total Current Assets                            35,829             25,410
FIXED ASSETS
     Vessels, net                                   870,934             50,882
     Total Fixed Assets                             870,934             50,882
OTHER NON-CURRENT ASSETS
     Due from related parties                             0             58,740
     Deferred charges                                 5,222              3,007
     Total Assets                                   911,762            138,039
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Current portion of long-term debt              111,015             15,004
     Trade accounts payable                           5,982              2,101
     Other payables                                     177                 75
     Due to related parties                           6,972                214
     Dividends payable                                6,070             17,995
     Accrued liabilities                              8,959                438
     Financial instruments                             (223)                 0
     Unearned revenue                                 3,748              2,141
     Total Current Liabilities                      142,923             37,968
LONG-TERM DEBT, net of currrent portion             438,419             93,590
STOCKHOLDERS' EQUITY
     Capital stock, $0.01 par value: 75,000,000
     15,400,000 and 30,350,000 shares issued
     and outstanding as at December 31, 2004
     and September 30, 2005, respectively               303                154
     Additional paid-in capital                     264,327             13,465
     Retained earnings                               66,013             (7,138)
     Total Stockholders' Equity                     330,643              6,481
     Total Liabilities and Stockholders' Equity     911,762            138,039

                         DRYSHIPS INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
                                   (UNAUDITED)


                                                         FOR THE THREE MONTHS ENDED                FOR THE NINE MONTHS ENDED
                                                              SEPTEMBER 30,                             SEPTEMBER 30,
                                                              -------------                             -------------
                                                         2005              2004                    2005               2004
                                                         ----              ----                    ----               ----

REVENUES
Revenue from vessels                                       $58,081           $15,188           $162,488            $50,713
     Voyage expenses                                          (789)           (1,192)            (6,372)            (3,936)
     ---------------                                          -----           -------            -------            -------
     Revenue on a TCE basis                                 57,292            13,996            156,116             46,777
     ----------------------                                 ------            ------            -------             ------
EXPENSES
     Vessel operating expenses                              11,496             1,828             23,150              6,672
     Depreciation                                           14,012             1,148             27,498              3,638
     Amortization of deferred charges                          548               377              1,537              1,334
     Management fees                                         1,573               326              3,551                946
     Other general and administrative expenses               1,155                 0              2,682                  0
     Total operating expenses                               28,784             3,679             58,418             12,590
     ------------------------                               ------             -----             ------             ------
     Operating Income                                       28,508            10,317             97,698             34,187
     ----------------                                       ------            ------             ------             ------
OTHER INCOME (EXPENSES)
     Interest and finance costs                             (5,608)             (446)           (12,888)            (1,193)
     Interest income                                            38                 0                650                  0
     Foreign currency losses, net                               87               (11)                57                (25)
     Other, net                                               (171)              (39)              (226)                83
     ----------                                               -----              ----              -----                --
     Total other income (expenses), net                     (5,654)           (4,496)           (12,407)            (1,135)
     ----------------------------------                     -------             -----           --------            -------
NET INCOME                                                 $22,854            $9,821            $85,291            $33,052
----------                                                 -------            ------            -------            -------
     Basic earnings per common share                         $0.75             $0.64              $3.02              $2.15
     Diluted earnings per common share                       $0.75             $0.64              $3.02              $2.15
     Weighted average shares outstanding:
     Basic                                              30,350,000        15,400,000         28,214,286         15,400,000
     Diluted                                            30,350,000        15,400,000         28,214,286         15,400,000


                         DRYSHIPS INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                             Additional
                                   Captial   Paid-in      Retained
                                   Stock     Capital      Earnings       Total
                                   -----     -------      --------       -----

Balance as of January 1, 2005       154       13,465        (7,138)      6,481
Net Income                                                  85,291      85,291
Cash deividends paid                                       (12,140)    (12,140)
Issuance of 14,950 common shares    149      250,862                   251,011
Balance at September 30, 2005       303      264,327        66,013     330,643

                         DRYSHIPS INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)


                                                              SEPTEMBER 30, 2005

Cash Flows from (used in) Operating Activities
      Net Income                                                     85,291
      Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation                                                   27,498
      Amortization of deferred dry-docking costs                      1,537
      Amortization and write-off of deferred financing costs            467
      (Increase) Decrease in:
      Accounts receivable trade                                      (3,017)
      Insurance claims                                                  (86)
      Financial instruments                                            (223)
      Due from related parties                                        3,999
      Inventories                                                      (470)
      Prepayments and advances                                       (3,863)
      Increase (Decrease) in:
      Trade accounts payable                                          3,881
      Other payables                                                    102
      Due to related parties                                          6,758
      Accrued liabilities                                             8,521
      Unearned revenue                                                1,607
      Payments for drydocking                                        (3,752)
Net Cash from Operating Activities                                  128,250

Cash Flows used in Investing Activities
      Additions to vessel cost                                     (847,550)
Net Cash used in Investing Activities                              (847,550)

Cash Flows from (used in) Financing Activities
      Restricted cash                                                   463
      Proceeds from long-term debt                                  578,104
      Principal payments of long-term debt                          (40,522)
      Repayment of long-term debt                                   (25,749)
      Contributions to additional paid-in capital                   250,862
      Dividends paid                                                (24,065)
      Payment of financing costs                                     (3,206)
Net Cash from (used in) Financing Activities                        735,887
Net Increase (Decrease) in Cash and Cash Equivalents                 16,587
Cash and Cash Equivalents at beginning of Period                      8,371
Cash and Cash Equivalents at End of Period                           24,958

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:
Interest payments                                                    11,245
Non-cash financing activities:
Liabilities assumed in connection with joint and several
borrowings with related parties                                      68,109

Fleet Data

                                         FOR THE NINE MONTHS ENDED                 FOR THE THREE MONTHS ENDED
                                              SEPTEMBER 30,                               SEPTEMBER 30,
                                              -------------                               -------------
                                                  2005           2004                    2005         2004
                                                  ----           ----                    ----         ----
Average number of vessels(1)                      19.7            6.0                   26.4            6.0
Number of vessels at end of period                  27              6                     27              6
Total voyage days for fleet(2)                   5,253          1,543                  2,302            527
Total calendar days for fleet(3)                 5,382          1,644                  2,431            552
Fleet utilization(4)                             97.6%          93.9%                  94.7%          95.5%
Time charter equivalent(5)
Capesize                                       $51,444        $46,194                $43,077        $39,592
Panamax                                        $26,487        $27,609                $21,620        $24,634
Handymax                                       $22,768            n/a                $22,650            n/a
Vessel operating expenses(6)                    $4,301         $4,058                 $4,729         $3,311
Management fees                                   $660           $576                   $647           $591
General and administrative expenses(7)            $498             $0                   $475             $0
Total vessel operating expenses(8)              $5,459         $4,634                 $5,851         $3,902

(1) Average number of vessels is the number of vessels that constituted the fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for the fleet are the total days the vessels were in the Company's possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(3) Calendar days are the total days the vessels were in the Company's possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that the vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company's method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

                                  Three months ended September 30,  Nine months ended September 30,
                                  --------------------------------  -------------------------------
                                     2005           2004                 2005          2004
                                     ----           ----                 ----          ----
EBITDA Reconciliation
Net Income                        $22,854         $9,821              $85,291       $33,052
+Net interest expense               5,570            446               12,238         1,193
+ Depreciation and amortization    14,560          1,525               29,035         4,972
EBITDA                            $42,984        $11,792             $126,564       $39,217

(1) EBITDA represents net income plus net interest expense and depreciation and amortization. EBITDA is included because it is used by the Company and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers.

(2) EBITDA is not an item recognized by GAAP, and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by GAAP. The definition of EBITDA used here may not be comparable to that used by other companies.

ITEM 3. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on the Company's current expectations and observations. Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this report are the following: changes in demand or a material decline in rates or prolonged weakness in the drybulk market, generally or in particular regions; greater than anticipated levels of drybulk carrier newbuilding orders or lower than anticipated rates of drybulk carrier scrapping; changes in rules and regulations applicable to the drybulk carrier industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; actions taken by regulatory authorities; changes in trading patterns significantly impacting overall drybulk carrier tonnage requirements; changes in the seasonal variations in drybulk carrier charter rates; changes in the cost of other modes of transportation; increases in costs including but not limited to: crew wages, insurance, provisions, repairs, maintenance and overhead expenses; changes in general domestic and international political conditions; changes in the condition of the Company's vessels or applicable maintenance or regulatory standards (which may affect, among other things, anticipated drydocking or maintenance and repair costs); and other factors listed from time to time in the Company's public filings with the Securities and Exchange Commission. Our ability to pay dividends in any period will depend upon factors including the limitations under the Company's loan facilities, applicable provisions of Marshall Islands law and the final determination by the Board of Directors each quarter after its review of our financial performance. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary.

The following is a discussion of the financial condition and results of operations for the three months and nine months ended September 30, 2005 and 2004. Investors should consider the foregoing when reviewing the consolidated unaudited financial statements included in this report and this discussion. Our financial results for the nine months ended September 30, 2005 and the three months ended September 30, 2005 may not be indicative of the results that may be expected for the year ending December 31, 2005.

DryShips Inc. (the "Company") is a Marshall Islands corporation with its principal executive offices in Athens, Greece. The Company was incorporated in September 2004. The Company owns and operates, through its subsidiaries, 27 drybulk carriers, 21 of which we have acquired since our initial public offering of 14,950,000 shares of common stock in February 2005 (the "Offering"). Since our inception in 2004, we have increased the size and carrying capacity of our fleet from 6 vessels and approximately 514,890 deadweight tons, or dwt, to 27 vessels of approximately 2,264,225 dwt. Our affiliate, Cardiff Marine Inc., or Cardiff, manages our vessels under separate ship management agreements. The Company operates in one business segment, which is the transportation of international seaborne drybulk cargoes.

The following table presents certain information concerning our fleet:

Name                        Type                       Dwt                Year
----                        ----                       ---                ----

Manasota                Capesize Bulk Carrier       171,061               2004
Alameda                 Capesize Bulk Carrier       170,662               2001
Shibumi                 Capesize Bulk Carrier       166,058               1984
Netadola                Capesize Bulk Carrier       149,475               1993
Mendocino               Panamax Bulk Carrier         76,623               2002
Coronado                Panamax Bulk Carrier         75,706               2000
Waikiki                 Panamax Bulk Carrier         75,473               1995
Mostoles                Panamax Bulk Carrier         75,395               1981
Linda Oldendorff        Panamax Bulk Carrier         75,100               1995
Sonoma                  Panamax Bulk Carrier         74,786               2001
Catalina                Panamax Bulk Carrier         74,432               2005
Samsara                 Panamax Bulk Carrier         73,688               1999
Belmonte                Panamax Bulk Carrier         73,601               2004
Toro                    Panamax Bulk Carrier         73,034               1995
Xanadu                  Panamax Bulk Carrier         72,270               1999
La Jolla                Panamax Bulk Carrier         72,126               1997
Lacerta                 Panamax Bulk Carrier         71,862               1994
Panormos                Panamax Bulk Carrier         71,747               1995
Paragon                 Panamax Bulk Carrier         71,250               1995
Iguana                  Panamax Bulk Carrier         70,349               1996
Daytona                 Panamax Bulk Carrier         69,703               1989
Lanikai                 Panamax Bulk Carrier         68,676               1988
Tonga                   Panamax Bulk Carrier         66,798               1984
Flecha                  Panamax Bulk Carrier         65,081               1982
Striggla                Panamax Bulk Carrier         64,747               1982
Alona                   Panamax Bulk Carrier         48,040               2002
Matira                  Panamax Bulk Carrier         45,863               1994


Lack of historical operating data for vessels prior to their acquisition


Consistent with shipping industry practice, each of the Company's vessels, which are all secondhand drybulk carriers, was acquired pursuant to a memorandum of agreement, the standard form of ship sale contract used in the shipping industry. The standard memorandum of agreement, among other things, provides a vessel buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Accordingly, in connection with each acquisition of a secondhand vessel, neither the Company nor the vessel-owning subsidiaries requested or received from the sellers any historical financial statements or other historical operating data in respect of the vessels. Therefore, the Company has not included any historical financial results or any historical financial information or data relating to the results of operations of the vessels for any period prior to the acquisition of the vessels. The Company does not consider a vessel's prior operating history under the previous owner material to the decision to make any particular acquisition nor does the Company believe such information would be helpful to the Company or to investors of common stock in assessing the future financial results or profitability. Other than inspection of the physical condition of the vessels, examinations of classification society records and a requirement that the seller evidence that the vessel is free of any encumbrances, the Company does not perform any historical financial due diligence in respect of the secondhand drybulk carriers acquired. The decision to acquire secondhand drybulk carriers is based on the assessment of future market opportunities and the belief in the ability of the managers to employ the vessels in favorable chartering arrangements.

Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last spot charterer of the vessel in the hands of the seller to continue as the first spot charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's agreement to enter into a separate agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation or entered into a time with the existing charterer in connection with the purchase of a vessel at charter rates that are less than market charter rates, we record a liability, based on the difference between the assumed charter rate and the market charter rate for an equivalent vessel to the extent the vessel's capitalized cost would not exceed its fair value without the time charter. Conversely, where we assume an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are above market charter rates, we record an asset, based on the difference between the market charter rate and the contracted charter rate for an equivalent vessel.

Following the acquisition of each of the vessels, the commercial and technical management is transferred to Cardiff. The Company has concluded, based on the unique characteristics of the commercial management, including with respect to, among other things, their customer base, industry contacts, trades, routes, land-based personnel, geographic and commercial focus, business strategy and commercial strengths, that the nature of the revenue generating activities of each of the vessels materially changed when such vessel was acquired. The Company has also concluded, based on the unique characteristics related to the technical management, including with respect to, among other things, specific crews, insurance coverage, maintenance and repair decisions and financing structure, that the cost structure of each of the vessels materially changed when such vessels were acquired. Therefore, the Company believes that the overall operational structure of each of the vessels acquired changed and, together with the change in the commercial and technical management of the vessels, the business attributes stemming from the operations of each of the Company's drybulk vessels by its previous owner did not survive the change in ownership and would not be relevant to the Company or to investors in its common stock.

The following discussion is intended to help investors understand how acquisitions of vessels affect the Company's business and results of operations.

The Company's business is comprised of the following main elements:

     o    employment and operation of vessels; and

     o management of the financial, general and administrative elements involved in the conduct of the Company's business and ownership of our vessels.

The employment and operation of vessels require the following main components:

     o    vessel maintenance and repair;
     o    crew selection and training;
     o    vessel spares and stores supply;
     o    contingency response planning;
     o    onboard safety procedures auditing;
     o    accounting;
     o    vessel insurance arrangement;
     o    vessel chartering;
     o    vessel hire management;
     o    vessel surveying; and
     o    vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of the Company's business and ownership of vessels requires the following main components:

     o management of financial resources, including banking relationships, that is, administration of bank loans and bank accounts;

     o management of the accounting system and records and financial reporting;

     o administration of the legal and regulatory requirements affecting the Company's business and assets; and

     o    management of the relationships with service providers and customers.

The principal factors that affect the Company's profitability, cash flows and stockholders' return on investment include:

         o    rates and periods of charterhire;
         o    levels of vessel operating expenses;
         o    depreciation expenses;
         o    financing costs; and
         o    fluctuations in foreign exchange rates.

Factors Affecting the Results of Operations

The Company believes that the important measures for analyzing trends in the results of operations consist of the following:

     o Calendar days. Calendar days are defined as the total number of days in a period during which each vessel in the fleet was in the Company's possession including off hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

     o Voyage days. Voyage days are defined as the total number of days in a period during which each vessel in the fleet was in the Company's possession net of off hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels actually generate revenues.

     o Fleet utilization. Fleet utilization is calculated by dividing the number of voyage days during a period by the number of calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

     o Spot Charter Rates. Spot charter rates are volatile and fluctuate on a seasonal and year to year basis. Fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

Voyage Revenues

The Company's voyage revenues are driven primarily by the number of vessels in the fleet, the number of voyage days during which the vessels generate revenues and the amount of daily charterhire that the vessels earn under charters, which, in turn, are affected by a number of factors, including the Company's decisions relating to vessel acquisitions and disposals, the amount of time spent positioning vessels, the amount of time that vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of the vessels, levels of supply and demand in the drybulk transportation market and other factors affecting spot market charter rates for drybulk carriers.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in drybulk carrier rates although the Company is exposed to the risk of declining charter rates, which may have a materially adverse impact on the Company's financial performance. If vessels are employed on period time charters, future spot market rates may be higher or lower than the rates at which the Company has employed our vessels on period time charters.

Pool Revenues

Cardiff has placed 11 of the Company's 27 vessels in two pools, one Panamax pool with 10 vessels and one Handymax pool with one vessel. The Company is paid a percentage of revenues generated by the pool calculated in accordance with a "pool point formula," which is determined by points awarded to each vessel based on the vessel's age, dwt, speed, fuel consumption and certain other factors. For example, a younger vessel with higher carrying capacity and greater fuel efficiency would earn higher pool points than an older vessel with lower carrying capacity and lesser fuel efficiency. Revenues are paid every 15 days in arrears based on the points earned by each vessel. The Company believes that by placing vessels in a pool of similar vessels, we achieve benefits from certain economies of scale available to the pool relating to negotiations with major charterers and flexibility in positioning vessels to obtain maximum utilization. Revenue from these pooling arrangements is recognized when we are notified by the pools as to the allocation of any period results and collectability has been reasonably assured.

Time Charter Equivalent (TCE)

A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. The Company believes that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by the Company's vessels.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of the Company's fleet. Other factors beyond the Company's control, some of which may affect the shipping industry in general, include, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

Depreciation and Amortization

Vessels are depreciated on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value. The Company capitalizes the total costs associated with a drydocking and amortizes these costs on a straight-line basis over the period when the next drydocking becomes due, which is typically 30 months. Regulations and/or incidents may change the estimated dates of next drydockings.

General and Administrative Expenses

General and administrative expenses include the fees payable to Cardiff under the management agreements and certain other expenses.

Nine months ended September 30, 2005 compared to the nine months ended September 30, 2004

VOYAGE REVENUES--Voyage revenues increased by $111.7 million, or 220.3% to $162.4 million for 2005, compared to $50.7 million for 2004. This increase is due to the delivery of 21 vessels delivered between February and August 2005 increasing voyage days from 1,543 for the nine months ended September 30, 2004 to 5,253 for the nine months ended September 30, 2005.

VOYAGE EXPENSES--Voyage expenses, which primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions, increased $2.4 million, or 61.5%, to $6.3 million for the nine months ended September 30, 2005, compared to $3.9 million for the nine months ended September 30, 2004. This increase is primarily due to the increase in the amount of commissions paid as a result of higher voyage revenues. Commissions are calculated as a percentage of voyage revenues.

VESSEL OPERATING EXPENSES--Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $16.5 million, or 250.0%, to $23.1 million for the nine months ended September 30, 2005 compared to $6.6 million for the nine months ended September 30, 2004. Daily vessel operating expenses per vessel increased by $243, or 6.0%, to $4,301 for the nine months ended September 30, 2005 compared to $4,058 for September 30, 2004. This increase is primarily due to the one-off payment of $1.6 million of expenses incurred for the delivery of 21 vessels.

GENERAL AND ADMINISTRATIVE EXPENSES--General and administrative expenses, inclusive of management fees that Cardiff charges to manage the Company's vessels, and charges expensed in the operations of the Company increased by $5.3 million, or 588.8%, to $6.2 million for the nine months ended September 30, 2005 compared to $0.9 million for the nine months ended September 30, 2004. This increase is due to the delivery of 21 vessels during the period February 2005 to August 2005 which increased the number of calendar days from 1,644 for the nine months ended September 30, 2004 compared to 5,382 days for the nine months ended September 30, 2005. Cardiff charges a daily fee of $650 for each vessel. In addition, any visit to a vessel by a superintendent engineer of Cardiff to evaluate or supervise any repairs, drydockings or other activities entitles Cardiff to expenses incurred and, for visits in excess of five days per annum per vessel, $550 for each additional day. In addition $2.7 million was charged for the operations of the Company for the nine months ended September 30, 2005 compared to $0.0 million for the nine months ended September 30, 2004 as a direct result of the Offering, which closed in February 2005.

DEPRECIATION AND AMORTIZATION--

                                               Nine months ended September 30,
                                                    2004           2005
                                                    ----           ----
Vessels depreciation expense                       3,638           27,498
Amortization of dry-dockings                       1,334            1,537
                                                   4,972           29,035

Depreciation and amortization, which includes depreciation of vessels as well as amortization of drydockings, increased by $24.1 million, or 483.9% to $29.0 million for the nine months ended September 30, 2005 compared to $4.9 million for the nine months ended September 30, 2004. This increase is primarily due to the delivery of 21 vessels during the period February 2005 and August 2005, plus an increase in amortization of drydocking expenses due to the drydocking of Daytona, La Jolla, Panormos, Flecha and Waikiki,during 2005.

INTEREST AND FINANCE COSTS, NET--Net interest expense increased by $11.0 million, or 916.7%, to $12.2 million for the nine months ended September 30, 2005 compared to $1.2 million for the nine months ended September 30, 2004. This increase is primarily the result of additional debt incurred to finance in part the acquisition of 21 vessels delivered during the period February 2005 and August 2005.

We anticipate that all of the foregoing expenses will increase in 2005 primarily as a result of the acquisition of the 21 vessels and as a result of becoming a public company.

FOREIGN CURRENCY LOSSES--We incurred a $57,457 foreign currency gain for the nine months ended September 30, 2005 compared to a loss of $25,511 for the nine months ended September 30, 2004.

OTHER NET--A loss of $0.2 million was recognized during the nine months ended September 30, 2005 compared to a gain of $0.08 during the nine months ended September 30, 2004. The loss relates to expenses not directly related to the operation of the vessels while the gains relate to the excess amount we received in connection with claims for damages to vessels compared to the actual costs associated with the repairs.

NET INCOME--Net income was $85.2 million for the nine months ended September 30, 2005 compared to net income of $33.0 million for the nine months ended September 30, 2004.

Three months ended September 30, 2005 compared to the three months ended September 30, 2004

VOYAGE REVENUES--Voyage revenues increased by $42.9 million, or 284.1% to $58.0 million for the three months ended September 30, 2005, compared to $15.1 million for the three months ended September 30, 2004. This increase is due to the delivery of 21 vessels delivered between February and August 2005 increasing the number of vessels to 27 in 2005 compared to 6 vessels in 2004. As a result, voyage days increased from 527 for the three months ended September 30, 2004 to 2,302 for the three months ended September 30, 2005.

VOYAGE EXPENSES--Voyage expenses, which primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions, decreased by $0.4 million, or 36.3%, to $0.7 million for the three months ended September 30, 2005, compared to $1.1 million for the three months ended September 30, 2004. This decrease is due to fewer voyage charters performed by the vessels in the fleet. Commissions are calculated as a percentage of voyage revenues.

VESSEL OPERATING EXPENSES--Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $9.6 million, or 533.3%, to $11.4 million for the three months ended September 30, 2005 compared to $1.8 million for the three months ended September 30, 2004. Daily vessel operating expenses per vessel increased by $1,418, or 42.8%, to $4,729 for the three months ended September 30, 2005 compared to $3,311 for the three months ended September 30, 2004. This increase is primarily due to the one-off payment of $1.6 million of expenses incurred for the delivery of the 21 vessels which was expensed in the three months ended September 30, 2005.

GENERAL AND ADMINISTRATIVE EXPENSES--General and administrative expenses, inclusive of management fees that Cardiff charges to manage the Company's vessels, and charges expensed in the operations of the Company increased by $2.4 million, or 800.0%, to $2.7 million for the three months ended September 30, 2005 compared to $0.3 million for the three months ended September 30, 2004. This increase is due to the delivery of 21 vessels during the period February 2005 to August 2005 which increased the number of calendar days from 552 for the three months ended September 30, 2004 compared to 2,431 days for the three months ended September 30, 2005. In addition $1.1 million was charged for the operations of the Company in the three months ended September 30, 2005 compared to $0.0 million for the three months ended September 30, 2004 as a direct result of the Offering, which closed in February 2005.


DEPRECIATION AND AMORTIZATION--
                                              Nine months ended September 30,
                                                    2004           2005
                                                    ----           ----

Vessels depreciation expense                         1,148        14,012
Amortization of dry-dockings                           377           548
                                                     1,525        14,560

Depreciation and amortization, which includes depreciation of vessels as well as amortization of drydockings, increased by $13.0 million, or 866.6% to $14.5 million for the three months ended September 30, 2005 compared to $1.5 million for the three months ended September 30, 2004. This increase is primarily due to the delivery of 21 vessels during the period February 2005 and August 2005, plus an increase in amortization of drydocking expenses due to the drydocking of Daytona, La Jolla, Panormos, Flecha and Waikiki during 2005.

INTEREST AND FINANCE COSTS, NET--Net interest expense increased by $5.2 million, or 1,300%, to $5.6 million for 2005 compared to $0.4 million for 2004. This increase is primarily the result of additional debt incurred to part finance the acquisition of 21 vessels delivered during the period February 2005 and August 2005.

We anticipate that all of the foregoing expenses will increase in 2005 primarily as a result of the acquisition of the 21 vessels and as a result of becoming a public company.

FOREIGN CURRENCY LOSSES--A $0.08 million foreign currency gain was incurred for the three months ended September 30, 2005 compared to a loss of $0.01 million for the three months ended September 30, 2004.

OTHER NET--A loss of $0.1 million was incurred during the three months ended September 30, 2005 compared to a loss of $0.04 million during the three months ended September 30, 2004. The loss relates to expenses not directly related to the operation of the vessels.

NET INCOME--Net income was $22.8 million for the three months ended September 30, 2005 compared to net income of $9.8 million for the three months ended September 30, 2004.

LIQUIDITY AND CAPITAL RESOURCES

Since the Company's formation, the principal sources of funds have been equity financings, operating cash flows and long-term bank borrowings. The principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of the vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities.

The Company's practice has been to acquire vessels using a combination of funds received from equity investors, bank debt secured by mortgages on the vessels and shares of the common stock of our shipowning subsidiaries. The payment of dividends is expected to decrease our available cash. We expect to use our operating cash flows and borrowings to fund acquisitions, if any, on a short-term basis. We also intend to review debt and equity financing alternatives to fund such acquisitions.

The Company's business is capital intensive and its future success will depend on the ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire vessels on favorable terms.

The Company expects to rely on operating cash flows as well as long-term borrowings and future equity offerings to implement its growth plan and dividend policy. The Company believes that its current cash balance as well as operating cash flows will be sufficient to meet our liquidity needs for the next year.

Cash and Working Capital
------------------------

Cash increased to $24.9 million as of September 30, 2005 compared to $8.3 million as of December 31, 2004. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Working capital was a negative $107.0 million as of September 30, 2005 compared to a negative $12.5 million as of December 31, 2004. The current portion of long-term debt included in our current liabilities was $111.0 million as of September 30, 2005 and $15.0 million as of December 31, 2004.

Cash Flows from Operating Activities

Net cash provided by operating activities was $117.4 million for the nine months ended September 30, 2005. This amount included $85.2 million of net income and an adjustment to net cash of $29.0 million relating to depreciation and amortization. Drydocking costs were $3.5 million for the nine months ended September 30, 2005.

Cash Flows Used In Investing Activities

Net cash used in investing activities was $847.5 million for the nine months ended September 30, 2005 which related entirely to the cost of acquiring the 21 vessels delivered to the Company during February and August 2005.

Cash Flows Used By Financing Activities

Net cash used by financing activities was $746.6 million for the nine months ended September 30, 2005. Cash used by financing activities relates to the following:

     o    Proceeds from long-term debt amounted to $593.1 million.

     o    Principal repayments of long-term debt amounted to $40.1 million

     o    Repayment of long-term debt amounted to $41.1 million.

     o During the nine months ended September 30, 2005 we paid $12.1 million of dividends to shareholders.

Capital Expenditures for Drydockings and Vessel Acquisitions
------------------------------------------------------------

Drydocking

In addition to vessel acquisitions, other major capital expenditures include funding our maintenance program of regularly scheduled in-water survey or drydocking necessary to preserve the quality of vessels as well as to comply with international shipping standards and environmental laws and regulations. Management anticipates that vessels which are younger than 15 years are required to undergo in-water surveys 2.5 years after a drydock and that vessels are to be drydocked every five years, while vessels 15 years or older are to be drydocked every 2.5 years in which case the additional drydocks take the place of these in-water surveys. During the nine months ended September 30, 2005, we have capitalized costs associated with drydocks or significant in-water surveys on approximately 6 vessels and estimate that the expenditures to perform these drydocks or significant in-water surveys will aggregate approximately $4.0 million.

Vessel Acquisitions

During the period February and August 2005 the Company acquired and took delivery of 21 vessels. The aggregate purchase price of these vessels was $847.5 million.

Credit Facilities


As of September 30, 2005, we had five outstanding loans with an aggregate outstanding balance of $552.5 million. The balance sheet total of $549.4 million is net of deferred financing These loans have maturity dates between 2006 and 2011.

     The scheduled annual principal payments for our outstanding loans are as follow:

LOANS

                         A               B               C               D               E                TOTAL

Year ended

December 31,
September 30,
2005 to December
31, 2005              $5,833,333     $11,274,504     $6,196,000      $3,994,062              $0     $27,297,899
2006                  21,999,999      39,691,873     19,638,000      15,976,250       4,000,000    $101,306,122
2007                  18,000,000      31,972,592      4,200,000      15,976,250       2,100,000     $72,248,842
2008                  13,500,000      22,072,801      4,200,000      15,976,250       1,200,000     $56,949,051
2009                  12,000,000      12,320,790      4,200,000      10,825,125       1,200,000     $40,545,915
Thereafter            77,000,002      68,595,056     46,736,000      53,903,001       8,000,000    $249,612,059
TOTAL               $148,333,334    $185,927,616    $85,170,000    $116,650,938     $16,500,000    $552,581,888


     The scheduled quarterly principal payments during 2006 for our outstanding loans are as follows:

LOANS
                         A               B               C               D               E                 TOTAL
2006
Q1                    $5,833,333     $11,274,504     $6,196,000      $3,994,063       $2,500,000     $29,797,900
Q2                     5,833,333      10,610,912      6,196,000       3,994,063                0      26,634,308
Q3                     5,833,333       9,813,312      6,196,000       3,994,063        1,500,000      27,336,708
Q4                     4,500,000       7,993,145      1,050,000       3,994,063                0      22,683,208
TOTAL                $21,999,999     $39,691,873    $19,638,000     $15,976,250       $4,000,000    $101,306,122

Capitalization

Debt to total capitalization (debt and stockholders' equity) at September 30, 2005 was 62.4% and net debt (total debt less cash and cash equivalents) to total capitalization was 59.6%.

Equity Incentive Plan

The Company has adopted an equity incentive plan (the "Plan"), which will entitle officers, key employees and directors to receive options to acquire common stock. Under the Plan, a total of 1,000,000 shares of common stock have been reserved for issuance under the Plan. The Plan is administered by the board of directors. Under the terms of the Plan, the board of directors may grant new options exercisable at a price per share to be determined by the board of directors. The expected price is equal to the average daily closing price for our common stock over the 20 trading days following the Offering, which closed in February 2005. Under the terms of the Plan, options are not exercisable until at least two years after the closing of the Offering. Any shares received on exercise of the options may not be sold until February 2008. All options will expire 10 years from the date of grant. The Plan will expire in February 2015.

Dividend Policy

The Company's policy is to declare quarterly dividends from our net profits to shareholders each January, April, July and October. However, the Company may be required to make provisions for vessel acquisition and other liabilities that would reduce or eliminate the cash available for distribution as dividends. Furthermore, the Company may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Also, from time to time, the Board of Directors may determine to declare and pay quarterly dividends in an amount up to 50% of our net quarterly income as the Board of Directors deems appropriate.

Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because the Company is a holding company with no material assets other than the stock of our subsidiaries, the ability to pay dividends will depend on the earnings and cash flow of the Company's subsidiaries and their ability to pay dividends to the Company. If there is a substantial decline in the drybulk charter market, earnings would be negatively affected which would limit our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

We are exposed to various market risks, including changes in interest rates. The exposure to interest rate risk relates primarily to our debt. At September 30, 2005, we had $552.5 million of floating rate debt compared to $108.5 million as of December 31, 2004. The company has entered into various interest rate hedging instruments in order to manage the impact of interest rate changes on earnings and cash flows. As of September 30, 2005 the Company was party to 6 interest rate hedging agreements having aggregate notional amounts of $555.8 million.

The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on earnings and cash flows of its borrowings. The Company uses interest rate derivatives to manage net exposure to interest rate changes related to its borrowings and to lower its overall borrowing costs. In May 2005, the Company entered into six interest rate cap and floor agreements with three of our lenders as follows:

     o effective as of May 9, 2005, for a period through February 2014, for a notional amortizing amount of $154.1 million. Under the cap provisions, we pay interest at 5.59% if three-month LIBOR is between 5.59% and 8.00%. If three-month LIBOR exceeds 8%, we pay three-month LIBOR. Under the floor provisions, we pay three-month LIBOR if three-month LIBOR is between 3.00% and 5.59%. If LIBOR is below 3.00%, we pay 3.00%.

     o effective as of May 31, 2005, for a period through May 2015, for a notional amortizing amount of $120.6 million. Under the cap provisions, we pay interest at 5.80% if three-month LIBOR is between 5.80% and 8.00%. If three-month LIBOR exceeds 8%, we pay three-month LIBOR. Under the floor provisions, we pay three-month LIBOR if three-month LIBOR is between 3.00% and 5.80%. If LIBOR is below 3.00%, we pay 3.00%.

     o effective as of June 29, 2005, for a period through March 2013, for a notional amortizing amount of $22.0 million. Under the cap provisions, we pay interest at 5.66% if three-month LIBOR is between 5.66% and 8.00%. If three-month LIBOR exceeds 8%, we pay three-month LIBOR. Under the floor provisions, we pay three-month LIBOR if three-month LIBOR is between 3.00% and 5.66%. If LIBOR is below 3.00%, we pay 3.00%.

     o effective as of June 30, 2005, for a period through June 30, 2011, for a notional amortizing amount of $194.3 million. Under the cap provisions, we pay interest at 5.85% if three-month LIBOR is between 5.85% and 8.00%. If three-month LIBOR exceeds 8%, we pay three-month LIBOR. Under the floor provisions, we pay three-month LIBOR if three-month LIBOR is between 3.00% and 5.85%. If LIBOR is below 3.00%, we pay 3.00%.

     o effective as of July, 13, 2005, for a period through April 2015, for a notional amortizing amount of $42.4 million. Under the cap provisions, we pay interest at 5.665% if three-month LIBOR is between 5.665% and 8.00%. If three-month LIBOR exceeds 8%, we pay three-month LIBOR. Under the floor provisions, we pay three-month LIBOR if three-month LIBOR is between 3.00% and 5.665%. If LIBOR is below 3.00%, we pay 3.00%.

     o effective as of July 22, 2005, for a period through April 2012, for a notional amortizing amount of $22.2 million. Under the cap provisions, we pay interest at 5.64% if three-month LIBOR is between 5.64% and 8.00%. If three-month LIBOR exceeds 8%, we pay three-month LIBOR. Under the floor provisions, we pay three-month LIBOR if three-month LIBOR is between 3.00% and 5.64%. If LIBOR is below 3.00%, we pay 3.00%.

     The marking-to-market of our six interest rate hedging contracts at September 30, 2005 resulted in a loss of $0.2 million.

During September 2005 we fixed a portion of our floating interest rate obligations for 2006 with two of our lenders as follows:

     o weighted average LIBOR rate of 4.21% effective January 23, 2006 to October 23, 2006, for an amortizing amount of $20.6 million.

     o weighted average LIBOR rate of 4.18% effective December 29, 2005 to September 29, 2006 for an amortizing amount of $20.4 million.

     o weighted average LIBOR rate of 4.19% effective January 31, 2006 to October 13, 2006 for an amortizing amount of $39.3 million.

     o weighted average LIBOR rate of 4.21% effective November 22, 2005 to September 22, 2006 for an amortizing amount of $116.6 million.

In October 2005, we entered into an interest rate swap agreement with one of our lenders at a rate of 4.72% for the period December 30, 2005 to December 30, 2006 for an amount of $142.9 million.

Foreign Exchange Rate Risk

The international shipping industry's functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but incur approximately 24% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At September 30, 2005, approximately 31% of our outstanding accounts payable was denominated in currencies other than the U.S. dollar (mainly in Euro).

PART II.
ITEM 2.  LEGAL PROCEEDINGS

The Company has not been involved in any legal proceedings which may have, or have had a significant effect on its financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened which may have a significant effect on its financial position, results of operations or liquidity.

ITEM 5.  OTHER INFORMATION

Subsequent Events

In October 2005, we entered into an interest rate swap agreement with one of our lenders at a rate of 4.72% for the period December 30, 2005 to December 30, 2006 for an amount of $142.9 million.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  DRYSHIPS INC.
                                  (registrant)


Date: November 28, 2005             By:   /s/ Christopher J. Thomas
                                          -----------------------------
                                          Christopher J. Thomas
                                          Chief Financial Officer and Director


23113.0002 #621400v3